SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financing Package for Platform P-52

( Rio de Janeiro , November 26, 2004 ). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, informs that Executive Board approved yesterday the signature of a contract worth up to US$ 378.5 million with the Brazilian Economic Development Bank (BNDES), by its wholly owned subsidiary Petrobras Netherlands B.V. – PNBV, for the financing of Brazilian goods and services to be used in the construction of the P-52 production platform, the construction contract for which was signed on December 19, 2003 with FSTP Pte. Ltd. (Fels Setal/Technip consortium).

This financing is conditional on a minimum Brazilian content, including goods and services, of 60%, of which the minimum goods content is 40%. The criteria of what constitutes Brazilian content will be made in accordance with the methodology developed jointly by PETROBRAS, BNDES and the National Petroleum Industry Organization (ONIP), and will be monitored by an independent consultancy.

The BNDES credit line will be extended under the BNDES-Exim post-shipment buyer's credit scheme. The financing will be amortized over a ten-year term after the end of construction, predicted for the end of 2006. The interest rate will be LIBOR plus 2%, with an estimated total annual cost of 5.4%, under current market conditions. At the same time, other lines of credit are being negotiated with the Bank BNP Paribas, that will be the mandated financing agent of BNDES with official North American and European export credit agencies, for the financing of the imported components of the platform.

The P-52 platform will have a production capacity of 180,000 bpd of oil with average 28ºAPI, and a compression capacity of 9.3 million of m3/d of gas and is scheduled to be on site in the Roncador field before the first quarter of 2007.

The contract with the BNDES will be signed today at 11:00 by the Financial and Investor Relations Director José Sergio Gabrielli de Azevedo and the Services Director Renato de Souza Duque at a ceremony to take place at the bank's head offices.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.